                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                    Schedule 13D/A

                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 2)



                            TRIANGLE PHARMACEUTICALS, INC.
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                                   (Name of Issuer)


                       Common Stock, par value $0.001 per share
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                            (Title of Class of Securities)


                                      89589H104
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                                    (CUSIP Number)

                                 Standish M. Fleming
                                     Ivor Royston
                                 c/o Forward Ventures
                                 10975 Torreyana Road
                                      Suite 230
                                 San Diego, CA 92121
                                    (619) 677-6077
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                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)


                                  September 15, 1997
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               (Date of Event which Requires Filing of this Statement)


    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

    Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


                            (Continued on following pages)

                                  Page 1 of 10 Pages

--------------------------------              ----------------------------------
 CUSIP NO.  89589H104                 13D      Page 2 of 10 Pages
--------------------------------              ----------------------------------

--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       STANDISH M. FLEMING
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  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) / /  (b) / /
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*
           PF, AF
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEM 2(d) OR 2(e)                                         / /
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
             USA
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
     NUMBER                   84,078
       OF         --------------------------------------------------------------
     SHARES         8    SHARED VOTING POWER
  BENEFICIALLY                1,259,391++
    OWNED BY      --------------------------------------------------------------
   REPORTING        9    SOLE DISPOSITIVE POWER
    PERSON                    84,078
     WITH         --------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER
                              1,259,391++
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON
                              1,343,469++
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
       CERTAIN SHARES*
                                                                             / /
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                              6.7%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
                      IN
--------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

++ 1,025,000 of these shares are held by Forward Ventures II, L.P., of which Forward II Associates, L.P. is the general partner, of which Mr. Fleming is a general partner. An additional 233,663 of these shares are held by Forward Ventures III, L.P., of which Forward III Associates, L.L.C. is the general partner, of which Mr. Fleming is a managing member. Mr. Fleming disclaims beneficial ownership of these 1,258,663 shares other than to the extent of his individual partnership and member interests.

                              Page 2 of 10 Pages

--------------------------------              ----------------------------------
 CUSIP NO.  89589H104                 13D      Page 3 of 10 Pages
--------------------------------              ----------------------------------

--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       IVOR ROYSTON
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) / /  (b) / /
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*
           PF, AF
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEM 2(d) OR 2(e)                                         / /
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
             USA
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
     NUMBER                   61,277
       OF         --------------------------------------------------------------
     SHARES         8    SHARED VOTING POWER
  BENEFICIALLY                1,287,226++
    OWNED BY      --------------------------------------------------------------
   REPORTING        9    SOLE DISPOSITIVE POWER
    PERSON                    61,277
     WITH         --------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER
                              1,287,226++
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON
                              1,348,503++
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
       CERTAIN SHARES*
                                                                             / /
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                              6.7%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
                      IN
--------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

++ 1,025,000 of these shares are held by Forward Ventures II, L.P., of which Forward II Associates, L.P. is the general partner, of which Dr. Royston is a general partner. An additional 233,663 of these shares are held by Forward Ventures III, L.P., of which Forward III Associates, L.L.C. is the general partner, of which Dr. Royston is a managing member. Dr. Royston disclaims beneficial ownership of these 1,258,663 shares other than to the extent of his individual partnership and member interests.

                              Page 3 of 10 Pages

    This Amendment No. 2 to Schedule 13D amends the Schedule 13D initially filed on November 12, 1996, as amended by Amendment No. 1 thereto filed on December 30, 1996 (collectively, with all amendments thereto, the "Schedule 13D") and reports the distribution of the 450,000 shares of Common Stock, $0.001 par value per share (the "Common Stock"), of Triangle Pharmaceuticals, Inc., a Delaware corporation (the "Issuer"), held by Forward Ventures II, L.P. (of which Forward II Associates, L.P. is the general partner, of which Mr. Fleming and Dr. Royston are general partners) to its limited and general partners.

    The Schedule 13D is hereby amended by this Amendment No. 2 to Schedule 13D as follows:

ITEM 2.  IDENTITY AND BACKGROUND

    Item 2 as reported on the Schedule 13D is hereby amended and restated in its entirety as follows:

    Pursuant to Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the undersigned hereby jointly file this statement on Amendment No. 2 to Schedule 13D on behalf of: (i) Standish
M. Fleming, a member of the Board of Directors of the Issuer, a Co-Trustee of the Fleming Family Children's Trust, a general partner of Forward II Associates, L.P. and a managing member of Forward III Associates, L.L.C., and
(ii) Ivor Royston, the President of the Sidney Kimmel Cancer Center, a general partner of Forward Ventures and a Co-Trustee of both the Royston Family Trust UTD March 18, 1992 (the "Royston Family Trust") and the Royston Family Children's Trust (the "Royston Children's Trust"). Mr. Fleming and Dr. Royston are sometimes hereinafter referred to collectively as the "Reporting Persons." Mr. Fleming beneficially owns Common Stock individually and in his capacity as Co-Trustee of the Fleming Family Children's Trust, and may also be deemed to beneficially own additional Common Stock as a result of his position as a general partner (through other entities) of two partnerships affiliated with Forward Ventures. Dr. Royston beneficially owns Common Stock individually and in his capacity as a Co-Trustee of the Royston Family Trust and the Royston Children's Trust, and may also be deemed to beneficially own additional Common Stock as a result of his position as a general partner (through other entities) of two partnerships affiliated with Forward Ventures. Mr. Fleming and Dr. Royston are making this single, joint filing to comply with the reporting requirements with respect to Common Stock of the Issuer that each beneficially owns.

    Forward Ventures is affiliated with several separate partnerships, two of which beneficially own Common Stock of the Issuer: Forward Ventures II, L.P., a Delaware limited partnership (sometimes hereafter referred to as "Forward II"), and Forward Ventures III, L.P., a Delaware limited partnership (sometimes hereafter referred to as "Forward III"). Forward II Associates, L.P. is the general partner of Forward II and Mr. Fleming and Dr. Royston are the general partners of Forward II Associates, L.P. Forward III Associates, L.L.C. is the general partner of Forward III and Mr. Fleming and Dr. Royston are the managing members of Forward III Associates, L.L.C. As a result of their positions as general partners of Forward II Associates, L.P. and managing members of Forward III Associates, L.L.C., Mr. Fleming and Dr. Royston may be deemed pursuant to Rule 13d-3 to beneficially own the Common Stock owned by Forward II and Forward
III. Mr. Fleming and Dr. Royston, however, disclaim beneficial ownership of the shares owned by Forward II and Forward III other than to the extent of their individual partnership and member interests.

A.  STANDISH M. FLEMING -- INDIVIDUAL

    (a)  Standish M. Fleming.

    (b)  Business address: 10975 Torreyana Road, Suite 230, San Diego, CA 92121.

    (c) Present principal occupation: General Partner of Forward II Associates, L.P. and a managing member of Forward III Associates, L.L.C. (private investor).

                              Page 4 of 10 Pages

    (d)-(e) Standish M. Fleming has not, during the last five years, been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors, nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    (f)  Citizenship:  USA.

B.  IVOR ROYSTON -- INDIVIDUAL

    (a)  Ivor Royston.

    (b)  Business address:  3099 Science Park Road, Suite 200, San Diego, CA
         92121.

    (c) Present principal occupation: President of the Sidney Kimmel Cancer Center.

    (d)-(e) Ivor Royston has not, during the last five years, been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors, nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    (f)  Citizenship:  USA.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    Except as otherwise expressly indicated below, the information provided in
Item 3 has not changed since the filing of Amendment No. 1.

    Mr. Fleming directly acquired 21,280 shares of the Issuer's Common Stock, and indirectly acquired 728 shares as a Co-Trustee of the Fleming Family Children's Trust, as part of a distribution of Issuer Common Stock by Forward Ventures II, L.P. to its partners on September 15, 1997. As such securities were acquired in connection with the September 15, 1997 distribution, and were accordingly not purchased, no consideration was used.

    Dr. Royston directly acquired 61,277 shares of the Issuer's Common Stock, and indirectly acquired 5,822 shares as a Co-Trustee of the Royston Family Trust and the Royston Children's Trust, as part of a distribution of Issuer Common Stock by Forward Ventures II, L.P. to its partners on September 15, 1997. As such securities were acquired in connection with the September 15, 1997 distribution, and were accordingly not purchased, no consideration was used.


ITEM 4.  PURPOSE OF TRANSACTION

    Except as otherwise expressly indicated below, the information provided in
Item 4 has not changed since the filing of Amendment No. 1.

    Mr. Fleming, individually and in his capacity as a Co-Trustee of the Fleming Family Children's Trust, acquired the Common Stock as set forth in Item 5(c)(1) of this Schedule 13D for investment purposes.

                              Page 5 of 10 Pages

    Dr. Royston, individually and in his capacity as a Co-Trustee of the Royston Family Trust and the Royston Children's Trust, acquired the Common Stock as set forth in Item 5(c)(2) of this Schedule 13D for investment purposes.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

    Except as otherwise expressly indicated below, the information provided in
Item 5 has not changed since the filing of Amendment No. 1.

    (a) Mr. Fleming beneficially owns 84,078 shares of Common Stock individually and 728 shares of Common Stock as a Co-Trustee of the Fleming Family Children's Trust, and may be deemed to beneficially own an additional 1,258,663 shares of Common Stock by virtue of his shared voting and dispositive power over these shares which are held by the Forward Funds. Mr. Fleming's total beneficial ownership of 1,343,469 shares represents 6.7% of the outstanding Common Stock of the Issuer (calculated pursuant to Rule 13d-3(d)(1)).

         Dr. Royston beneficially owns 61,277 shares of Common Stock individually and 28,563 shares of Common Stock as a Co-Trustee of each of the Royston Trusts, and may be deemed to beneficially own an additional 1,258,663 shares of Common Stock by virtue of his shared voting and dispositive power over these shares which are held by the Forward Funds. Dr. Royston's total beneficial ownership of 1,348,503 shares represents 6.7% of the outstanding Common Stock of the Issuer (calculated pursuant to Rule 13d-3(d)(1)).

         Forward II beneficially owns 1,025,000 shares of Common Stock. Forward II's total beneficial ownership of 1,025,000 shares represents 5.1% of the outstanding Common Stock of the Issuer (calculated pursuant to Rule 13d3(d)(1)).

         Forward III beneficially owns 233,663 shares of Common Stock. Forward III's total beneficial ownership of 233,663 shares represents 1.2% of the outstanding Common Stock of the Issuer (calculated pursuant to Rule 13d3(d)(1)).

    (b) Mr. Fleming has sole power to vote and dispose of 84,078 shares of Common Stock. As a Co-Trustee of the Fleming Family Children's Trust,
Mr. Fleming shares voting and dispositive power over 728 shares of Common Stock. In addition, as a result of his position as a general partner of Forward II Associates, L.P., the general partner of Forward II, and a managing member of Forward III Associates, L.L.C., the general partner of Forward III, Mr. Fleming shares voting and dispositive power over the 1,025,000 shares of Common Stock held by Forward II and over the 233,663 shares of Common Stock held by Forward III, respectively. Mr. Fleming disclaims beneficial ownership of the 1,258,663 shares held by the Forward Funds other than to the extent of his individual partnership and member interests.

         Dr. Royston has sole power to vote and dispose of 61,277 shares of Common Stock. As a Co-Trustee of each of the Royston Trusts, Dr. Royston shares voting and dispositive power over an aggregate of 28,563 shares of Common Stock. In addition, as a result of his position as a general partner of Forward II Associates, L.P., the general partner of Forward II, and a managing member of Forward III Associates, L.L.C., the general partner of Forward III, Dr. Royston shares voting and dispositive power over the 1,025,000 shares of Common Stock held by Forward II and over the 233,663 shares of Common Stock held by Forward III, respectively. Dr. Royston disclaims beneficial ownership of these 1,258,663 shares held by the Forward Funds other than to the extent of his individual partnership and member interests.

    (c) In the past sixty (60) days, no other transactions in the Issuer's securities were effected by the Reporting Persons, or the entities whereby the Reporting Person's derive beneficial ownership of the Issuer's securities, except for the following:

                              Page 6 of 10 Pages

         (1)  MR. FLEMING

              On September 15, 1997, Forward II, of which Forward II Associates, L.P. is the general partner, of which Mr. Fleming is a general partner, distributed 450,000 shares of the Issuer's Common Stock to its partners. In connection with this distribution, Mr. Fleming directly acquired 21,280 shares of Common Stock. In addition, as a Co-Trustee of the Fleming Family Children's Trust, Mr. Fleming indirectly acquired 728 shares of Common Stock pursuant to the September 15, 1997 distribution of Common Stock.


         (2)  DR. ROYSTON

              On September 15, 1997, Forward II, of which Forward II
Associates, L.P. is the general partner, of which Dr. Royston is a general partner, distributed 450,000 shares of the Issuer's Common Stock to its partners. In connection this distribution, Dr. Royston directly acquired 61,277 shares of Common Stock. In addition, as a Co-Trustee of the Royston Family Trust and Royston Children's Trust, Dr. Royston indirectly acquired 5,822 shares of Common Stock pursuant to the September 15, 1997 distribution of Common Stock.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

    Except as otherwise expressly indicated below, the information provided in this Item 6 has not changed since the filing of Amendment No. 1:

    (a) The Reporting Persons hold the shared voting and dispositive power over the 1,258,663 shares of Common Stock beneficially owned by the Forward Funds pursuant to written agreements with the Forward Funds and their partners. The pertinent portions of these agreements have been previously filed as exhibits to this Schedule 13D.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

    Except as otherwise expressly indicated below, the information provided in
Item 7 has not changed since the filing of Amendment No. 1.

    (a) Agreement of Joint Filing dated November 7, 1997, between Standish M. Fleming and Ivor Royston.

                              Page 7 of 10 Pages
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SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


November 7, 1997

                                        /s/ Standish Fleming
                                       -----------------------------------------
                                       STANDISH M. FLEMING


                                        /s/ Ivor Royston
                                       -----------------------------------------
                                       IVOR ROYSTON



















ATTENTION:    Intentional misstatements or omissions of fact constitute Federal criminal violations (SEE 18 U.S.C. 1001).

                              Page 8 of 10 Pages

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                                    EXHIBIT INDEX


    7(a) Agreement of Joint Filing dated November 7, 1997, between Standish M. Fleming and Ivor Royston.

                              Page 9 of 10 Pages